UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15766

Fourth Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

In the Matter of

Precidian ETF Trust II

Precidian Funds LLC

301 S State Street, Suite N002

Newtown, PA 18940

Please send all communications regarding this Application to:

W. John McGuire

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

john.mcguire@morganlewis.com

Page 1 of 22 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on April 20, 2026

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Precidian ETF Trust II Precidian Funds LLC File No. 812-15766	Fourth Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I.	SUMMARY OF APPLICATION

     In this application, Precidian ETF Trust II and Precidian Funds LLC apply for and request an order (“Order”) from the U.S. Securities and Exchange Commission to amend a portion of the prior order, as previously amended, issued to Applicants under section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Prior Order”), which permits the Funds, which are all actively managed ETFs, to operate without being subject to a daily portfolio transparency condition (“Application”).1

[1]	The Applicants previously submitted an application with the Commission (File No. 812-14405), as amended and restated and filed with the Commission on April 4, 2019 (the “Original Application”), requesting such relief. The Original Application was noticed in Investment Company Act Release No. 33440 dated April 8, 2019 and an order granting the relief requested was contained in Investment Company Act Release No. 33477 dated May 20, 2019 (the “Original Order”). The Applicants subsequently filed an application to amend the Original Order to add flexibility to Funds to use “custom baskets” (File No. 812- 15179-01) on November 8, 2024 (“Custom Basket Application”), which was noticed in Investment Company Act Release No. 35386 dated November 14, 2024, and received the Prior Order in Investment Company Act Release No. 35411 dated December 10, 2024. Except as specifically noted herein, all representations and conditions contained in the Original Application as amended by the Custom Basket Application remain applicable to the operation of the Funds and will apply to any Funds relying on the Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Order. The Original Application and the Custom Basket Application are, together, referred to herein as the “Prior Applications.” Additionally, Foreside Fund Services, LLC has agreed to be removed as an applicant from the Application.

2

The Prior Order permits the Trusts to create and operate the Funds.2 Unlike traditional actively managed ETFs, the Funds do not disclose their portfolio holdings daily pursuant to the Prior Order. Instead, the Funds allow for efficient trading by providing a VIIV, calculated and disseminated every second throughout the trading day, that permits investors to know the underlying value of a Share throughout the day, while shielding the identity of a Fund’s portfolio and recent trading activity in the Fund’s portfolio to protect a Fund’s performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Fund’s strategies to the detriment of the Fund as further discussed below. The VIIV is equally available to, and easily usable by, all market participants.

Even though the Funds do not publish their portfolio holdings daily, the VIIV provides Authorized Participants and other market participants with the value of the Fund’s portfolio on an intraday basis, which, in turn, enables them to identify arbitrage opportunities and, when combined with the ability to create and redeem Shares, take advantage of those arbitrage opportunities.3 Applicants believe the VIIV supports an efficient arbitrage mechanism and thus helps maintain the close tie between the market price of a Fund’s shares and the value of its portfolio. As a result, investors have been able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV.

[2]	The Prior Order permits (i) Shares to be listed and traded at negotiated prices on an Exchange, at prices set by the market rather than at NAV per Share; (ii) Shares to be redeemable in Creation Units; and (iii) certain affiliated persons of the Funds to deposit securities into, and receive securities from, the Funds, in connection with the purchase and redemption of Creation Units.

[3]	Applicants also believe that value of the Fund’s portfolio, as presented by the VIIV, delivers Authorized Participants the information they need to effectively hedge their positions when transacting with the Fund.

3

Pursuant to the Prior Order, except when using a Custom Basket (as defined below), the names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund are a pro rata slice of the Fund’s portfolio, except for partial or full substitutions of cash as permitted under items (b) through (e) of section III.C.2.a. of the Original Application (referred to herein as a “Pro Rata Basket”). The purpose of the Pro Rata Basket is to eliminate intraday risk for an Authorized Participant seeking to enter a creation or redemption transaction. The combination of buying or selling the Pro Rata Basket when entering a creation or redemption transaction, as appropriate, ensures that the value of securities in the Pro Rata Basket will be the same as the value of the Creation Unit the Authorized Participant purchases or redeems from the Fund. When using a basket that differs from a Pro Rata Basket (a “Custom Basket”), the Fund must disclose an Optimized Basket and the Optimized Basket Overlap. The purpose of disclosing the Optimized Basket and the Optimized Basket Overlap is to provide additional information to Authorized Participants when transacting in Custom Baskets.

Applicants now seek an Order to amend the Prior Order to:

•	Permit a Fund to use Custom Baskets without the Fund also disclosing an Optimized Basket and the Optimized Basket Overlap. Instead, as discussed below, any Authorized Participant transacting with the Fund would know the composition of the Custom Basket that they would use for creation or redemption transactions. Applicants believe that because an Authorized Participant would know the instruments and weightings of any Custom Basket and would be able to compare the performance of that Custom Basket to the VIIV, Authorized Participants would have enough information to appropriately hedge the risk of transacting in a Custom Basket that might result from the differences between the value of the Custom Basket and the Fund’s VIIV. Applicants continue to believe that the VIIV, along with other available public information about a Fund, provide enough information to support efficient arbitrage.

4

•	Expand on the specific circumstances when a Fund can accept or distribute cash in lieu of one or more securities that would otherwise be included in a Pro Rata Basket. Applicants are aware of situations, as described more fully herein, where a Fund may be prohibited from transacting in certain securities, and rather than accepting or distributing cash in lieu of the entire basket, as permitted under the Prior Order, it would be beneficial and appropriate for a Fund to accept or distribute cash in lieu for those securities. This change would effectively expand and change the definition of Pro Rata Basket.

No form having been specifically prescribed for this Application, Applicants proceed pursuant to Rule 0-2 under the Act.

II.	APPLICANTS’ PROPOSALS

A.	SUFFICIENT INFORMATION TO SUPPORT EFFECTIVE ARBITRAGE

1.            Custom Baskets

Applicants seek to amend the Prior Order to revise the conditions governing a Fund’s use of Custom Baskets. Currently, Applicants disclose both an Optimized Basket and the Optimized Basket Overlap to provide Authorized Participants with enough information about the value of the Fund’s portfolio to allow for appropriate hedging of intraday risk and assure there is an efficient arbitrage mechanism when transacting with Custom Baskets. Applicants propose to eliminate the requirement to disclose an Optimized Basket and the Optimized Basket Overlap each day that a Fund accepts Custom Baskets. Instead, each Business Day, before the opening of trading on the Exchange where the Fund is listed, the Fund will cause to be published on its website the composition of any Creation Basket exchanged with an Authorized Participant on the previous Business Day that differed from such Business Day’s Pro Rata Basket. No additional information about any similarities or differences between a Custom Basket and the Pro Rata Basket will be required to be provided. On days when a Fund determines that it may be desirable to accept Custom Baskets, the Custodian will transmit the composition of the Fund’s Pro Rata Basket and the composition of a Custom Basket, simultaneously, to each AP Representative. Any Authorized Participant seeking to transact with the Fund will be told by their AP Representative that, in addition to transacting in a Pro Rata Basket, the Fund is also permitting transactions in Custom Baskets. AP Representatives will, unlike the composition of the Pro Rata Basket, be permitted to disclose to Authorized Participants the composition of the Custom Basket. Authorized Participants may then have the opportunity to enter into communication directly with the Fund which could result in the Authorized Participant transacting with a Custom Basket that differs from the one transmitted to the AP Representative. Of course, the willingness of the Fund to transact in a Custom Basket will not limit or restrict the ability of an Authorized Participant to transact using a Pro Rata Basket through an AP Representative.4 Nonetheless, for any transaction utilizing a Custom Basket, the transacting Authorized Participant will be fully aware of the instruments and weightings in the Custom Basket and, as a result, the Authorized Participants would be able to calculate the value of the Custom Basket on a real time basis. Knowledge of the composition of the Custom Basket would enable a transacting Authorized Participant to hedge the risk of transacting in the Custom Basket and knowledge of Fund’s VIIV would enable the transacting Authorized Participant to enter an appropriate hedge on its intraday exposure even when the Custom Basket is not correlated to the Fund’s actual portfolio.

[4]	As stated in the Custom Basket Application, a Fund will accept a Pro Rata Basket on any day that it will also permit use of a Custom Basket. Thus, Authorize Participants would always have the option to transact in either a Custom Basket or the Pro Rata Basket.

5

In addition, Applicants do not believe the use of Custom Baskets under the proposed amended conditions would negatively impact the efficiency of a Fund’s arbitrage mechanism. As contemplated in the Prior Order, Authorized Participants would always have the option to transact with the Fund using a Pro Rata Basket through its AP Representative,5 so even if use of a Custom Basket created some additional intra-day risk for an Authorized Participant, the current effective arbitrage mechanism would remain in place.

a.            Effective Hedging

To explain how an Authorized Participant would hedge against his intraday risk if entering into a creation or redemption using a Custom Basket under the proposed amended conditions, we must first explain how Authorized Participants and market makers hedge their positions in ETFs generally. To be clear, this outlines one potential example of how an Authorized Participant could hedge a position in a Fund, and would be equally applicable for all ETFs, including a Fund. In large part, that is because Authorized Participants and market makers use the specific components of a fully transparent ETF portfolio or basket to value the ETF and the basket,6 and then develop their hedge by looking to profit and loss across all its proprietary accounts, including the intraday profit and loss on their exposure in Fund shares and creation and redemption baskets.

[5]	If a Fund is accepting Custom Baskets, a Fund may also provide all Authorized Participants with the option to transact directly with the Fund, rather than through an AP Representative. However, a Fund may determine not to permit any Authorized Participant to transact directly with the Fund if deemed in the best interest of the Fund.

[6]	See Exchange Traded Funds – Good Practices for Consideration, Consultation Report, The Board of the International Organization of Securities Commissions (April 2022) at 31. (For US ETFs that operate pursuant to Rule 6c-11, “daily portfolio transparency provides APs and other market participants with a tool to facilitate valuing the ETF’s portfolio on an intraday basis, which, in turn, enables them to identify arbitrage opportunities and to effectively hedge their positions.”)(emphasis added); See also Invesco Capital Management LLC, et al., Fifth amended application for an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act, (Nov. 5, 2020) (“Applicants expect that market participants will calculate their own real-time value of the Substitute Basket and determine whether and how to engage in arbitrage transactions, including hedging their positions.”)(emphasis added); Fidelity Beach Street Trust, et al., Ninth Amended and Restated Application for an Order under Section 6(c) of the Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, (Nov. 18, 2019) (“Applicants anticipate that arbitrageurs will have adequate information to estimate the value of and hedge positions in a Fund’s shares, which will facilitate the arbitrage process that permits the shares of an ETF to trade at market prices that are at or close to NAV.”)(emphasis added).

6

As an example, if a hypothetical Authorized Participant were selling 10,000 shares of a hypothetical Fund (“HYPO”) worth $613,900, we would expect the Authorized Participant to look at the overall net dollar position of its book of business and decide if it was comfortable being short another $613,900. If the answer is yes, it would do nothing. If the additional exposure is beyond what it was comfortable with, the Authorized Participant would lay off some of the risk, which can be done in an infinite amount of ways.7

Knowing that HYPO is a large cap growth Fund, the Authorized Participant would choose a hedging instrument that it believed would correlate with the known movement of HYPO as described by the VIIV. The Authorized Participant might choose to hedge 50% of the value by buying the appropriate amount of a different large cap ETF (“HEDGE”). If the Authorized Participant felt the market momentum was strong given the information from the order flow that it was receiving, it may over hedge and buy 125% of the value that was sold. This is all dynamic information that is being updated every second and can be modified in real time depending on profit and loss and market flow. Keeping in mind that the Authorized Participant is hedging to the 4:00 pm NAV of HYPO, the Authorized Participant may increase or decrease its hedging position, or change its hedging positions based on what it sees HYPO doing intraday. Applicants acknowledge that changes to an Authorized Participants hedging position would be a reaction to changes in the VIIV, rather than being continuously hedged by owning or short selling the specific securities in the Fund’s portfolio, which is possible under Rule 6c-11. Nonetheless, Applicants believe Authorized Participants use a process similar to that described above when hedging intraday risk in any ETF. If an Authorized Participant had concerns about the amount of intraday exposure or concerns that the markets were particularly volatile, rather than choosing to transact using a Custom Basket intraday, the Authorized Participant would instead choose (before placing the order) to either (1) use the Pro Rata Basket or (2) transact at market-on-close (“MOC”) and avoid any intraday risk.

[7]

In the simplest terms, a hedge is created by selecting a hedging instrument with a high negative correlation coefficient (r) to that of the securities for which the Authorized Participant is looking to mitigate risk (e.g., a hedging instrument that moves in the opposite direction of the securities that the Authorized Participant is hedging). The correlation will be calculated using the VIIV of the Fund over time compared to different hedging baskets. Ideally, the arbitrageur will identify instrument(s) or adjust the hedging vehicle in real-time to achieve a correlation coefficient of -1 (perfect negative correlation). In many cases this can be as simple as selling an index future against a long position in a Fund. This type of hedging instrument is accumulated to offset the exposure of the target portfolio in order to achieve price risk neutrality.

7

Assuming that the Authorized Participant decides to use a creation to obtain the 10,000 shares of HYPO to fully neutralize its exposure, there are potentially three types of creations – pro rata in-kind, cash, and custom in-kind – that can be used with a Fund. In each case the creation is executed with the Fund at the closing NAV of the Fund in return for an equal value of Fund shares.

In the case of a Pro Rata Basket, the Authorized Participant would enter into a creation transaction and would instruct the AP Representative to purchase the Pro Rata Basket at some specific time during the day or at MOC. At the same time that it instructs the AP Representative to purchase the basket, the Authorized Participant would unwind/liquidate its hedge on the 10,000 shares of HYPO, as the exposure to HYPO would now be neutralized.

8

If the Authorized Participant is transacting in cash, which is currently permitted under the Prior Order, the Authorized Participant has to deliver an amount of cash equal to the closing NAV of the Fund. In that case, the Authorized Participant would enter into a creation transaction and would unwind/liquidate its hedge on the 10,000 shares of HYPO at MOC, as the exposure to HYPO would now be neutralized.8

In the case of a Custom Basket, the Authorized Participant would enter into a creation transaction and would instruct the AP Representative to purchase the Custom Basket at some specific time during the day or at MOC. If the Authorized Participant instructs the AP Representative to purchase the basket at MOC, the Authorized Participant would unwind/liquidate its hedge on the 10,000 shares of HYPO at MOC, as the exposure to HYPO would now be neutralized. If the Authorized Participant instructs the AP Representative to purchase the Custom Basket before MOC, the Authorized Participant would now have exposure to the Custom Basket. If the Authorized Participant, using the same analysis described above for deciding whether to hedge its Fund exposure, decides to hedge its exposure to the Custom Basket, the Authorized Participant would enter into a hedging transaction correlated to its exposure to the Custom Basket. For this example, let us assume that the Custom Basket was 5,300 shares of a single large cap stock (“STOCK”). In such a case, the Authorized Participant could use an index-based product to hedge that risk, such as a broad-based equity index, a banking sector ETF, or, more simply, selling short some or all of the 5,300 shares of STOCK in the Custom Basket. At the same time that the Authorized Participant enters into a hedging transaction for STOCK, we expect it would reduce a corresponding amount of the hedge on HYPO.

[8]	Applicants acknowledge that for any transaction an Authorized Participant’s hedge may be imperfect, which could result in the Authorized Participant making money or losing money on its hedging transactions.

9

For purposes of this example only, if we assume that the Authorized Participant’s only exposure is the 10,000 shares of HYPO that it sold at 10:19 am and the Custom Basket of 5,300 shares of STOCK that it purchased through its AP Representative, as part of its creation order, at 2:30 pm, we expect the hedging would work as follows:

•	At 10:19 am, when the Authorized Participant sells 10,000 shares of HYPO, it would purchase an amount of HEDGE of comparable value.

•	Throughout the day, the Authorized Participant would monitor the value of the HYPO, as reflected in the VIIV, and the value of its shares of HEDGE. If at any point throughout the day the Authorized Participant determined that HEDGE was diverging from the performance of HYPO, the Authorized Participant could adjust its position, either by purchasing more HEDGE, selling some HEDGE, or replacing some amount of HEDGE with a different hedging vehicle that more closely correlated to the intraday movement of HYPO. For example, if at 11:30 am, the Authorized Participant saw that HEDGE was materially underperforming HYPO, it might purchase more HEDGE. Similarly, if HEDGE was materially outperforming HYPO, the Authorized Participant might sell a portion of its hedging position.[9]

[9]	As noted above, because the Authorized Participant would be altering its hedging position in reaction to changes in the VIIV, there will always be some level of inefficiency as compared to establishing and holding throughout the day a perfect hedge position based on knowing the portfolio constituents.

10

•	At 2:30 pm, when the Authorized Participant enters into a creation transaction for 10,000 shares of HYPO and instructs the AP Representative to purchase the Custom Basket of STOCK, the Authorized Participant will sell a corresponding amount of STOCK short to hedge its exposure to STOCK. At the same time, the Authorized Participant would likely reduce its hedging position in HEDGE by an amount corresponding to the value of the STOCK, although the Authorized Participant would continue to monitor its exposure to HYPO compared to its overall hedging position.

•	At 4:00 pm, MOC, the AP Representative would contribute 5,300 shares of STOCK purchased on behalf of the Authorized Participant and an amount of cash to the Fund equal in value to the Funds NAV; the Authorized Participant would, using its proceeds from the short sale of STOCK at 2:30 pm, purchase 5,300 shares of STOCK to close out its hedge on STOCK; the Authorized Participant would sell its remaining hedging position in HEDGE; and the Fund would deliver to the AP Representative 10,000 shares of HYPO for the account of the Authorized Participant.

As stated above, any Authorized Participant would typically be managing all of their exposures across their entire business and would not be focusing on the exposure of a single Fund transaction. Further, the example above does not reflect real transactions. An Authorized Participant would manage its exposure and would generally trade at prices better than the reported prices. The example also does not reflect the costs of hedging. Nonetheless, the important point of the above example is that, because the Authorized Participant can hedge as much or as little risk related to the securities in the Custom Basket, the Custom Basket is essentially immaterial to the Authorized Participant. The Authorized Participant will hedge its Fund exposure exactly the same, regardless of the type of creation transaction.10 Further, but for the over simplicity of the example, this is exactly how Authorized Participants would hedge their exposure to any ETF, whether fully transparent, using a proxy basket, or using the ActiveShares® ETF structure.

[10]	The information provided by the Optimized Basket and Optimized Basket Overlap, as required under the Prior Order, permits an Authorized Participant to set up a hedge position based on that information. However, because the information is based on an Optimized Basket, rather than the actual Fund portfolio, there is some inherent hedging risk and potential inefficiency. As noted above, an Authorized Participant managing its hedging position throughout the day, based on the value of the actual Fund portfolio, through dissemination of the VIIV, also has some inherent hedging risk and potential inefficiency. Applicants do not believe that eliminating the requirement for publishing the Optimized Basket and Optimized Basket Overlap will result in any material increase in hedging risk or inefficiency such that it would materially impact the efficiency of the arbitrage mechanism.

11

The ability to effectively hedge exposure to the Fund shares via the VIIV and any risk related to the Custom Basket, the ability of the Authorized Participant to transact at MOC, and the option to transact using a Pro Rata Basket assures that the option for a Fund to use Custom Baskets that are not correlated to the Fund’s actual portfolio will have no impact on the Fund’s arbitrage mechanism.

b.            When to Use a Custom Basket

As described in the Custom Basket Application, the Funds will continue to use Custom Baskets only in circumstances under which Applicants believe there will be no harm to the Funds or their shareholders, and in order to benefit the Funds and their shareholders by reducing costs, increasing efficiency, and/or improving trading. Further, in circumstances where Applicants believe using a Custom Basket would be beneficial to a Fund, Applicants are incented to provide Custom Baskets that Authorized Participants believe provide them enough information that Authorized Participants would be willing to transact with a Fund using such a Custom Basket.

12

2.            Efficient Arbitrage

Finally, we recognize that that the ability of an Authorized Participant to always be able to use a Pro Rata Basket in the ActiveShares® ETF structure gave the Commission comfort that the arbitrage mechanism would work, even with a Fund where the Authorized Participants did not have current knowledge of the specific identities and weightings of portfolio securities. That ability to use a Pro Rata Basket remains unchanged. An Authorized Participant may always choose to use a Pro Rata Basket.

B.            CASH IN LIEU OF CERTAIN SECURITIES

1.            Greater Flexibility in Substituting Cash

Applicants believe that there are times when a Fund, because of Fund Level Restrictions or Sponsor Level Restrictions (as defined below), will not be able to accept or redeem certain securities in-kind, and the Fund would be required to transact in cash-in-lieu of such securities. Currently, under the terms of the Prior Order, if a Fund was not permitted to transact in a security, the Fund would be forced, on any day a Fund is holding a security subject to a Fund Level Restriction or Sponsor Level Restriction, to require all purchases and redemptions be made entirely in cash. Consequently, Applicants seek to amend the Prior Order to provide greater flexibility on when a Fund can substitute cash in lieu of one or more securities, effectively expanding the definition of Pro Rata Basket, as contemplated in the Prior Order and above, to include cash substitutions for securities subject to Fund Level and Sponsor Level Restrictions.

13

2.            Fund Level and Sponsor Level Restrictions

A Fund may find that it is not permitted to transact in a security for numerous reasons.11 The most common reasons are referred to herein as “Fund Level Restrictions,” which can include limits imposed by the Act or limits imposed by fundamental or non-fundamental investment policies, where due to market movement, a Fund may not acquire additional shares of a specific security. One example of this would be where a Fund that is a “diversified company,” pursuant to Section 5(b)(1) of the Act, cannot acquire additional shares of a security because, at least in part, as a result of the acquisition the ETF would no longer meet the definition of “diversified company.” An ETF may also be restricted from transacting in a security because of restrictions on the ETF’s Adviser or Sub-Adviser, which are referred to herein as “Sponsor Level Restrictions.” Examples of such Sponsor Level Restrictions could be the result of the investment adviser, or an affiliate of the investment adviser, having material non-public information about a security that would restrict the adviser and the ETF from transacting in the security pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 or a legal restriction on investments in certain industries that apply to the investment adviser and its affiliates, including a Fund. For example, the purchase of 10% or more of the common equity of certain public utilities requires prior FERC approval under Section 203 of the Federal Power Act.12 FERC has determined that an investment adviser can be subject to that 10% limit based on the holdings of accounts it manages, in the aggregate. Thus, the holdings of all accounts managed by an adviser, including a Fund, are combined for purposes of that 10% investment limit.13

[11]	These same restrictions prevent a Fund from transacting in these securities generally, whether through a creation or redemption, or through a normal portfolio transaction on the open market.

[12]	See, e.g., Section 203(a)(2) of the Federal Power Act, 16 U.S.C. § 824b(a)(2).

[13]	Horizon Asset Mgmt., Inc., 125 F.E.R.C. ¶ 61,209 (2008). See generally, Investing Your Way Into FERC Jurisdiction: A Warning to Compliance Officers and Company Counsel, Bloomberg BNA Securities Regulation & Law Report (2014).

14

Historically, Fund Level Restrictions and Sponsor Level Restrictions have not been a significant issue for most ETFs, at least in part because prior to the adoption of Rule 6c-11, the vast majority of ETFs were index based ETFs that have been permitted to use sampled, rather than pro rata, baskets.14 Further, a number of actively managed ETFs that existed prior to the adoption of Rule 6c-11 relied on exemptive orders that permitted ETFs to substitute cash in lieu of some or all of the requisite securities in a Creation Basket when doing so would be in the best interest of the ETF.15 The adoption of Rule 6c-11 and the additional basketing flexibility it provides, has effectively eliminated any concerns related to Fund Level Restrictions and Sponsor Level Restrictions for ETFs that can rely on that rule.

[14]	“Actively managed ETFs and ETFs not registered under the Act represented only 4.1 percent of ETF net assets at year-end 2019.” 2020 Investment Company Fact Book, Investment Company Institute (2020).

[15]	See, e.g., WisdomTree Asset Management, Inc., et al., Investment Company Act Release Nos. 28419 (September 28, 2008) (notice) and 28471 (October 27, 2008) (order) (Applicants stated that “[t]he Trust reserves the right to accept and deliver All-Cash Payments for the purchase and redemption of Creation Units of any New Fund or Future Funds, as well as to accept partial cash in lieu of Deposit Securities in connection with purchases and redemptions of any New Fund or Future Fund. This may occur in circumstances where it may be in the best interests of the Trust to do so. . . .”); Grail Partners LLC, et al., Investment Company Act Release Nos. 28571 (December 23, 2008) (notice) and 28604 (January 16, 2009) (order) (The applicants stated that “[t]he Trust may also permit, in its sole discretion, an ‘in-kind’ purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities.”); Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release Nos. 28949 (October 20, 2009) (notice) and 28993 (November 10, 2009) (order))(“The applicants specifically stated that “the Trust reserves the right to deliver cash for all or a portion of any redemption order” and that “a Creation Unit is purchased or redeemed from the Funds for a basket of Deposit Instruments or Redemption Instruments that corresponds pro rata, to the extent practicable.” The applicants also stated that cash could be used to the extent necessary to comply with federal securities laws.); U.S. One, Inc., et al., Investment Company Act Release Nos. 29128 (February 2, 2010) (notice) and 29164 (March 1, 2010) (order). (Applicants stated that “[t]he Trust may also permit, in its discretion and with respect to one or more Funds, under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities.”); AdvisorShares Investments, Investment Company Act Release Nos. 29264 (notice) and 29291 (order) (“The applicants stated that “[t]he Trust may also permit, in its discretion and with respect to one or more Funds, under certain circumstances, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities.”). Applicants acknowledge that none of the exemptive orders cited specifically focused on Fund Level Restrictions or Sponsor Level Restrictions, as described herein, but nonetheless believe those orders provide enough flexibility such that Fund Level Restrictions or Sponsor Level Restrictions could have been dealt with by using a cash substitution.

15

3.            Additional Ability to Use Cash in lieu

Applicants seek to expand the circumstances under which a Pro Rata Basket may include cash in lieu of Deposit Instruments or Redemptions Instruments.16 Specifically, Applicants request that a Fund be permitted, on a given Business Day, to require all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because such instruments are subject to a Fund Level Restriction or a Sponsor Level Restriction.17 This limited ability to require cash in lieu, like the other circumstances where a Fund may permit or require cash in lieu of a Deposit Instruments or Redemption Instruments in a Creation Basket, would not be considered a Custom Basket, as discussed in Section II. A. above, but rather as a Pro Rata Basket and would not require disclosure of the Creation Basket. Nonetheless, Applicants will adopt or revise policies and procedures regarding the composition of each Creation Basket exchanged with an Authorized Participant.18

[16]	Pursuant to the Prior Order, purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(a) to the extent there is a Balancing Amount, as described in the Original Application;

(b) if, on a given Business Day, the Fund publicly announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each as defined below); or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; or (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting.

[17]	Much like an instrument may not be eligible for trading by a Fund because the instrument is not eligible for trading by the Fund’s Adviser or Sub-Adviser, an instrument may not be eligible for trading by the Adviser or the Sub-Adviser, and therefore the Fund, because the instrument is not eligible for trading by an affiliate of the Adviser or Sub-Adviser.

[18]	See condition 10, at pages 15-16 of the Custom Basket Application. See also Original Application, supra footnote 1, at footnote 35. Pursuant to those procedures, each Fund will maintain records regarding each Creation Basket exchanged with an Authorized Participant. To the extent that a basket contains cash in lieu as a result of Fund Level Restriction or Sponsor Level Restriction on a Deposit Instrument or Redemption Instrument, the Fund would note the nature of the restriction in its records, which would be maintained as part of the records regarding each Creation Basket exchanged with an Authorized Participant.

16

III.	REQUEST FOR RELIEF

Applicants are seeking to amend the terms and conditions of the Prior Order, subject to the terms and conditions herein, in order to:

•	amend the conditions under which a Fund may use Custom Baskets subject to publicly disclosing such baskets as described herein, and

•	expand the circumstances under which a Fund may use cash in lieu of securities in a Creation or Redemption Basket and still consider it a Pro Rata Basket.

For the reasons stated in the Prior Order and herein, Applicants believe that:

•	With respect to the relief pursuant to section 6(c), the relief continues to be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

•	With respect to the relief pursuant to section 17(b), the proposed transactions continue to be reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

17

     Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order.

IV.	CONDITIONS

     Applicants agree that any Order of the Commission granting the requested relief will be subject to all of the conditions in the Prior Order, except condition 2 and condition 6 which are replaced with revised and restated conditions 2 and 6 below:

2.	The website for the Trust, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and market closing price or Bid/Ask Price of the Shares, a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV, and any other information regarding premiums and discounts as may be required for other ETFs under Rule 6c-11 under the Act. The website will also disclose the median bid-ask spread for each Fund’s most recent fiscal year based on the National Best Bid and Offer at the time of calculation of NAV (or such other spread measurement as may be required for other ETFs under Rule 6c-11 under the Act).

6.	Each Fund will comply with the recordkeeping requirements of Rule 6c-11 under the Act, except that for purposes of this condition, only a Creation Basket different from the Fund’s Pro Rata Basket will be treated as a “custom basket” under Rule 6c-11(d)(2)(ii). For any Creation Basket that includes cash in lieu of instruments subject to a Fund Level Restriction or a Sponsor Level Restriction, the Fund’s records will note the nature of the restriction. In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) all written agreements (or copies thereof) between the Fund and each AP Representative related to the AP Representative’s role as such; and (ii) a copy of each Creation Basket made available on a given day.

18

V.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

VI.	AUTHORIZATIONS AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Daniel J. McCabe, Sole Initial Trustee of the Precidian ETF Trust II, is authorized to sign on behalf of Precidian ETF Trust II pursuant to his authority as sole Trustee of the Trust. Mark Criscitello, a Principal of Precidian Investments LLC, the sole member of the Adviser, is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Principal of Precidian Investments LLC.

19

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Precidian ETF Trust II

By:	/s/Daniel J. McCabe
Name: Daniel J. McCabe
Title: Sole Trustee

Precidian Funds LLC

By:	Precidian Investments LLC
Title: Sole Member

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Principal

20

Verification Rule 0-2(d)

VERIFICATION

PRECIDIAN ETF TRUST II

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian ETF Trust II, that he is the Sole Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

Precidian ETF Trust II

By:	/s/Daniel J. McCabe
Name: Daniel J. McCabe
Title: Sole Initial Trustee
Dated: April 17, 2026

21

VERIFICATION

PRECIDIAN FUNDS LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Precidian Funds LLC, that he is a Principal of Precidian Investments LLC, the sole member thereof, and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

Precidian Funds LLC

By: Precidian Investments LLC Sole Member

By:	/s/ Mark Criscitello
Name: Mark Criscitello
Title: Principal
Dated: April 17, 2026

22